UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2020

Commission File Number  001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Atlas Corp.’s report on Form 6-K, or this Report, for the quarter ended March 31, 2020. This Report is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017, April 19, 2017 and February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017, April 19, 2017 and February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended in February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 27, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 27, 2020, and the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 8, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2020

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Ltd., and APR Energy Ltd.’s subsidiaries.

ATLAS CORP.

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ATLAS CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$213.7	$195.0
Accounts receivable (note 2)	103.3	18.7
Inventories	69.5	14.2
Prepaid expenses and other	36.7	17.6
Net investment in lease (note 6)	10.0	35.2
Acquisition related assets (note 2)	65.0	—
	498.2	280.7

Property, plant and equipment (note 7)	6,809.5	5,711.1
Right-of-use assets (note 8)	932.8	957.2
Net investment in lease (note 6)	427.5	723.6
Goodwill	75.3	75.3
Deferred tax assets (note 14)	23.5	—
Other assets (note 9)	339.3	169.1
	$9,106.1	$7,917.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$205.9	$83.4
Deferred revenue	16.8	20.3
Income tax payable (note 14)	103.5	—
Long-term debt - current (note 10)	241.6	363.7
Operating lease liabilities - current (note 11)	160.9	159.7
Other financing arrangements - current (note 12)	34.3	134.6
Other liabilities - current (note 13)	31.3	7.8
	794.3	769.5

Long-term debt (note 10)	3,346.5	2,696.9
Operating lease liabilities (note 11)	757.9	782.6
Other financing arrangements (note 12)	486.4	373.9
Deferred tax liabilities (note 14)	7.0	—
Derivative instruments (note 20c)	70.9	50.2
Other liabilities (note 13)	58.3	11.2
Total liabilities	5,521.3	4,684.3
Shareholders’ equity:
Share capital (note 15):
Preferred shares; $0.01 par value, 150,000,000 shares authorized (2019 - 150,000,000); 33,335,570 shares issued and outstanding (2019 - 33,335,570)
Common shares; $0.01 par value; 400,000,000 shares authorized (2019 - 400,000,000); 246,742,534 shares issued and outstanding (2019 - 215,675,599)	2.4	2.5
Treasury shares	—	(0.4)
Additional paid in capital	3,845.8	3,452.9
Deficit	(242.1)	(200.7)
Accumulated other comprehensive loss	(21.3)	(21.6)
	3,584.8	3,232.7
	$9,106.1	$7,917.0

Basis of presentation (note 1(a))

Commitments and contingencies (note 18)

Subsequent events (note 21)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars, except per share amounts)

	Three months ended March 31,
	2020	2019
Revenue (note 4)	$308.4	$285.3
Operating expenses (income):
Operating expenses	59.8	57.7
Depreciation and amortization	72.2	62.5
General and administrative	10.4	8.8
Operating leases (note 11)	38.5	39.2
Income related to modification of time charters	—	(227.0)
	180.9	(58.8)
Operating earnings	127.5	344.1
Other expenses (income):
Interest expense and amortization of deferred financing fees	44.3	56.1
Interest expense related to amortization of debt discount	4.8	4.0
Interest income	(1.4)	(3.1)
Refinancing expenses	0.4	—
Loss on derivative instruments (note 20(c))	24.8	1.1
Other expenses	0.8	0.4
	73.7	58.5
Earnings before income tax	53.8	285.6
Income tax expense (note 14)	1.9	0.3
Net earnings after income tax expense	$51.9	$285.3
Earnings per share (note 16):
Common share, basic	$0.15	$1.27
Common share, diluted	$0.15	$1.26

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended March 31,
	2020	2019
Net earnings	$51.9	$285.3
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	0.3	0.3
Comprehensive income	$52.2	$285.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2020

		Number of		Non-				Accumulated
	Number of	non-puttable		puttable		Additional		other	Total
	common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change	—	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(203.0)	$(21.6)	$3,230.4
Net earnings	—	—	—	—	—	—	51.9	—	51.9
Other comprehensive income	—	—	—	—	—	—	—	0.3	0.3
Common shares issued on acquisition	29,891,266	—	0.2	—	—	316.6	—	—	316.8
Common shares issued on loan settlement	775,139	—	0.1	—	—	8.2	0.4	—	8.7
Dividends on common shares ($0.25 per share)	—	—	—	—	—	—	(57.7)	—	(57.7)
Dividends on preferred shares (Series D - $0.99 per share; Series E - $1.03 per share; Series G - $1.03 per share; Series H - $0.98 per share; Series I - $1.00 per share)	—	—	—	—	—	—	(33.5)	—	(33.5)
Shares issued through dividend reinvestment program	7,943	—	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense : restricted common shares, phantom share units, restricted stock units and stock options	354,809	—	—	—	—	2.2	(0.1)	—	2.1
Treasury shares	37,778	—	(0.4)	—	0.4	—	—	—	—
Unissued acquisition related equity consideration	—	—	—	—	—	65.8	—	—	65.8
Balance, March 31, 2020	246,742,534	33,335,570	$2.1	$0.3	$—	$3,845.8	$(242.1)	$(21.3)	$3,584.8

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	—	—	—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31,2018	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(464.5)	$(22.6)	$2,641.1
Net earnings	—	—	—	—	—	—	—	—	285.3	—	285.3
Other comprehensive income	—	—	—	—	—	—	—	—	—	0.3	0.3
Warrants issued	—	—	—	—	—	—	—	71.5	—	—	71.5
Exercise of warrants	—	—	38,461,539	—	0.4	—	—	249.5	—	—	249.9
Fees and expenses in connection with issuance of 2019 Warrants	—	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(22.1)	—	(22.1)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51 per share; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	—	(17.7)	—	(17.7)
Accretion of puttable preferred shares with holder put option	—	0.5	—	—	—	—	—	—	(0.5)	—	(0.5)
Cancellation of put option on puttable preferred shares	(2,864)	(0.1)	—	2,864	—	—	—	0.1	—	—	0.1
Shares issued through dividend reinvestment program	—	—	33,799	—	—	—	—	0.3	—	—	0.3
Share-based compensation expense: restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	176,828	—	—	—	—	1.1	(0.1)	—	1.0
Treasury shares	—	—	(783)	—	—	—	—	—	—	—	—
Balance, March 31, 2019	1,983,585	$48.5	215,507,220	33,275,570	$2.2	$0.3	$(0.4)	$3,448.8	$(219.6)	$(22.3)	$3,209.0

ATLAS CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended March 31,
	2020	2019
Cash from (used in):
Operating activities:
Net earnings	$51.9	$285.3
Items not involving cash:
Depreciation and amortization	72.2	62.5
Change in right-of-use asset	29.3	27.5
Non-cash interest expense and accretion	8.9	7.1
Unrealized change in derivative instruments	20.8	(6.5)
Amortization of acquired revenue contracts	3.9	2.0
Other	(0.3)	0.9
Change in operating assets and liabilities (Note 17)	(56.0)	(249.5)
Cash from operating activities	130.7	129.3
Financing activities:
Repayment of long-term debt and other financing arrangements	(658.6)	(300.9)
Issuance of long-term debt and other financing arrangements	798.8	—
Notes and warrants issued	100.0	250.0
Senior unsecured notes repurchased including related expenses	—	(9.0)
Proceeds from exercise of warrants	—	250.0
Financing fees	(12.9)	(1.1)
Dividends on common shares	(26.9)	(21.8)
Dividends on preferred shares	(16.8)	(17.7)
Cash from financing activities	183.6	149.5
Investing activities:
Expenditures on property, plant and equipment	(248.8)	(2.7)
Short-term investments	(0.8)	2.4
Payment on settlement of interest swap agreements	(2.8)	(6.7)
Cash and restricted cash acquired from APR Energy acquisition	50.6	—
Other assets	(37.3)	(2.9)
Cash used in investing activities	(239.1)	(9.9)
Increase in cash and cash equivalents and restricted cash	75.2	268.9
Cash and cash equivalents and restricted cash, beginning of period	197.3	371.4
Cash and cash equivalents and restricted cash, end of period	$272.5	$640.3

Supplemental cash flow information (note 17)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

Atlas Corp. (the “Company” or “Atlas”) is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 for the purpose of facilitating the Reorganization (as defined below).

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with the Company, then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, the Reorganization was completed. Common and preferred shareholders of Seaspan (the predecessor publicly held parent company) became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the Reorganization.  Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations.

The Reorganization was accounted for as a transaction among entities under common control under the pooling of interest method and represented a change in reporting entity whereby the financial information of Seaspan prior to the Reorganization was assumed by Atlas on a carry-over basis. Accordingly, the accompanying consolidated financial statements represent the consolidated historical operations of and changes in consolidated financial position of Seaspan, which included the Company as a consolidated subsidiary from its incorporation on October 1, 2019 to February 27, 2020 and those of the Company thereafter, following the Reorganization.

Atlas common shares trade on the New York Stock Exchange under the ticker symbol “ATCO”.

On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy Ltd. (collectively “APR Energy”) (see note 2).

Except for the changes described in notes 1(b) to 1(f) associated with the acquisition of APR Energy, the accompanying interim financial information of Atlas has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2019 audited annual consolidated financial statements of Atlas and Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2019 annual consolidated financial statements of each of Atlas and Seaspan filed with the U.S. Securities and Exchange Commission in the Company’s 2019 Annual Report on Form 20-F.

(b)	Revenue:

Power generation revenue

In addition to its revenue from charter of vessels, the Company through APR Energy also derives revenue from short to medium-term contracts that provide customers with comprehensive power-generation services that include leasing of the power-generation equipment, installation and dismantling services, operations and maintenance of the power-generating equipment (“O&M”), operations monitoring and logistical support.

The Company earns a fixed portion of revenue on contracts by providing megawatt capacity to its customers. Each power equipment lease contract may, depending on its terms, contain a lease component, a non-lease component or both. Lease classification is determined on a contract-specific basis. Total consideration in contracts that include a lease component associated with the use of the power-generation equipment and a non-lease component related to O&M is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where (1) the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and (2) the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the components as a single lease component. Revenue is recognized over the period in which the equipment is available to the customer for use and service is provided to the customer.

Certain contracts provide for mobilization and decommissioning payments. Mobilization revenue received up front is deferred and recognized as revenue on a straight line basis over the term of the contract.  With respect to decommissioning revenue, when it is reasonably assured that the Company will receive payments from the customer, a receivable is recorded and the revenue is recognized ratably over the term of the contract, as it is earned.

(c)	Inventories:

Inventories consist primarily of spare parts and consumables. Inventories are stated at the lower of cost or net realizable value. Inventory cost is primarily determined using average or weighted average cost method, depending on the nature of the inventory.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete, disposal and transportation.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies (continued):
(d)	Property, plant and equipment:

Power generating equipment

Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates.

A summary of the useful lives used for calculating depreciation and amortization are as follows:

Turbines	25 years
Generators	15 years
Transformers	15 years

(e)	Asset retirement obligation (“ARO”)

The Company records a provision and a corresponding long-lived asset for asset retirement obligations when there is a legal obligation associated with the retirement of long-lived assets and the fair value of the liability can be reasonably estimated. The fair value of the ARO is measured using expected future cash flows discounted at the Company’s credit-adjusted risk-free interest rate. The liability is accreted up to the cost of retirement through interest expense over the non-cancellable lease term. The long-lived asset is depreciated over the same period. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability.

(f)	Income taxes

The Company accounts for income taxes using the asset and liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations.

(g)	Recently adopted accounting pronouncements:

Measurement of credit loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

(h)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

(i)	Comparative information:

Certain prior period information has been reclassified to conform with current financial statement preparation.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited:

On February 28, 2020, the Company acquired 100.0% of the share capital of APR Energy from Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) and certain other minority shareholders (collectively, the “Sellers”). Fairfax held 67.8% of APR Energy’s common shares. APR Energy owns and operates a fleet of capital-intensive assets, including gas turbines and other power generation equipment, and provides power solutions to customers through medium to long-term contracts. The results of APR Energy have been included in the Company’s unaudited interim consolidated financial statements from February 29, 2020, after the date of acquisition, and include revenue of $15,940,000 and net loss of $560,000 from that date.

At closing, Atlas issued 29,891,266 common shares and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The Holdback Shares are issuable over a period of 90 days to five years after the date of acquisition and are subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events. These arrangements may be settled, at the Sellers’ option, by either cancellation of Holdback Shares or cash. In the case of purchase price adjustments, if Holdback Shares are insufficient, Sellers may choose to compensate the Company in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods, will be issued to the Sellers, plus any accrued distributions or dividends.

The net purchase price of $293,432,000 was comprised of:

29,891,266 common shares issued (1)	$316.8
6,664,270 Holdback Shares (1)	70.6
Less: Contingent consideration asset (2)	(41.5)
Less: Purchase price adjustment (3)	(52.5)
Net purchase price	$293.4

(1)	The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date.
(2)

Pursuant to the acquisition agreement, the Sellers are required to compensate the Company for losses on cash repatriation from a foreign jurisdiction related to specified contracts, up to repatriated amount of $110,000,000.

(3)

At March 31, 2020, $4,775,000 of the purchase price adjustments identified to date are expected to be realized through cancellation of 450,450 Holdback Shares. The remainder can be settled in cash or by cancelling previously issued common shares, at the Sellers’ option and has been included in accounts receivable.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$36.7
Inventory	54.4
Acquisition related assets (1)	65.0
Other current assets	49.3
Property, plant and equipment	597.3
Intangible assets	35.4
Deferred tax assets	23.5
Other assets	13.9
Total assets acquired	875.5
Accounts payable and accrued liabilities	91.3
Income tax payable	104.0
Other current liabilities	17.2
Long-term debt (including current and non-current portions) (2)	311.6
Deferred tax liabilities	7.0
Other long-term liabilities	51.0
Net assets acquired	$293.4

(1)

Consists of indemnification assets recognized on acquisition. The Sellers are required to indemnify the Company for certain legal and tax matters through cancellation of the Holdback Shares or in cash, at the Sellers’ option. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax may be required to compensate the Company in cash. The amount to be indemnified is subject to the aggregate losses incurred at settlement of these legal and tax matters. The amount recognized is equal to the liabilities accrued for such legal and tax matters, based on the Company’s best estimates. For certain other indemnification arrangements, Fairfax is also required to compensate the Company in cash, without minority shareholders.

(2)	Concurrent with the acquisition, the Company refinanced the debt facilities acquired (note 10).

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited (continued):

The carrying amounts of cash and cash equivalents, other current assets (consisting of accounts receivable, restricted cash and prepaid expenses), accounts payable and accrued liabilities, income taxes payable and other current liabilities approximate their fair values due to the short-term maturity of the instruments. The fair value of long-term debt is categorized within Level 2 of the fair value hierarchy and determined based on expected payments. The fair values of contingent consideration assets, inventory, property, plant and equipment, intangible assets and asset retirement obligation included in other long-term liabilities were categorized within Level 3 of the fair value hierarchy and were determined using relevant market assumptions, including comparable sales and cost data, discount rates and future operating cash flows.

The allocation of the purchase price was based upon preliminary valuations and are subject to change within the measurement period. The primary areas that are not yet finalized relate to measurement of the contingent consideration asset, indemnification assets, property, plant and equipment, intangible assets, deferred income taxes and income tax payable. The Company expects to continue to obtain information for the purpose of determining the fair value of these assets and liabilities throughout the remainder of the measurement period. Information received during the measurement period will be considered to determine whether the information is indicative of circumstances that existed at the acquisition date and would therefore require an adjustment to the purchase price allocation.

The Company recognized $977,000 and $2,294,000 of acquisition related costs that were included in general and administrative expense in the first quarter of 2020 and fourth quarter of 2019, respectively.

Pro forma financial information

The following table presents unaudited pro forma results for the three months ended March 31, 2020 and 2019. The unaudited pro forma financial information combines the results of operations of the Company and APR Energy as though the acquisition had occurred as of January 1, 2019. The pro forma results contain adjustments that are directly attributable to the transaction, including depreciation of the fair value of property, plant and equipment and amortization of acquired intangible assets. Additionally pro forma net earnings were adjusted to exclude acquisition-related costs incurred.

	Three months ended March 31,
Pro forma information	2020	2019
Revenue	$351.0	$374.6
Net earnings	50.9	292.1

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.	Segment reporting

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters.  The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through medium to long-term contracts.

The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income measured consistently with the consolidated financial statements.

The following table includes the Company’s selected financial information by segment for the three months ended March 31, 2020:

	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$292.5	$15.9	$—	$308.4
Operating expense	56.8	3.0	—	59.8
Depreciation and amortization expense	66.6	5.6	—	72.2
General and administrative expense	8.5	3.8	(1.9)	10.4
Operating lease expense	38.1	0.4	—	38.5
Operating earnings	122.5	3.1	1.9	127.5
Interest expense	47.5	2.3	(0.7)	49.1
Income tax expense	0.4	1.5	—	1.9
Net earnings	49.9	(0.6)	2.6	51.9

	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Cash and cash equivalents	$156.9	$56.8	$—	$213.7
Total assets	8,089.8	1,093.9	(77.6)	9,106.1
Long term debt (including current and non-current portion)	3,332.8	355.3	(100.0)	3,588.1
Total Liabilities	5,018.9	603.4	(101.0)	5,521.3

Capital expenditures by segment:

	Three months ended March 31,
	2020	2019
Containership leasing	$247.1	$2.7
Mobile power generation	1.7	—

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.	Revenue

Revenue disaggregated by segment and by type for the three months ended March 31, 2020 is as follows:

	Containership Leasing	Mobile Power Generation	Total
Operating lease revenue	$273.7	$14.9	$288.6
Interest income from direct financing leases	12.4	—	12.4
Service revenue	—	1.0	1.0
Other	6.4	—	6.4
	$292.5	$15.9	$308.4

For the three months ended March 31, 2019, our results were attributable to one segment, containership leasing, prior to the acquisition of APR Energy on February 28, 2020. Revenue disaggregated by type for the three months ended March 31, 2019 is as follows:

Containership Leasing
Operating lease revenue	$276.6
Interest income from direct financing leases	8.7
$285.3

As at March 31, 2020, the minimum future revenues to be received on committed operating leases, service revenue and interest income to be earned from direct financing leases are as follows:

	Operating lease revenue (a)	Service revenue	Interest income earned from direct financing leases	Total committed revenue
Remainder of 2020	$1,009.2	$4.2	$28.1	$1,041.5
2021	1,118.6	4.1	36.4	1,159.1
2022	832.2	4.1	34.7	871.0
2023	570.6	0.7	32.9	604.2
2024	377.6	—	30.9	408.5
Thereafter	483.7	—	216.3	700.0
	$4,391.9	$13.1	$379.3	$4,784.3

(a)

As at March 31, 2020, the Company had several vessel commitments (note 18(b)). The minimum future revenues to be received on committed operating leases include the operating lease revenue related to those vessels.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals.

5.	Related party transactions:

On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received 23,418,798 common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. At March 31, 2020, Fairfax held approximately 41% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.

On February 28, 2020, Seaspan issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due 2027 (the “2027 Fairfax Notes”) (note 10(d)).

For the three months ended March 31, 2020, interest expense related to the 5.50% senior notes due 2025 (the “2025 Notes”), the 5.50% senior notes due 2026 (the “2026 Notes”) and the 2027 Fairfax Notes, excluding amortization of the debt discount, was $7,393,000 (2019 - $6,302,000).

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

6.	Net investment in lease:

	March 31,	December 31,
	2020	2019
Undiscounted lease receivables	$806.7	$1,224.2
Unearned interest income	(369.2)	(465.4)
Net investment in lease	$437.5	$758.8

	March 31,	December 31,
	2020	2019
Lease receivables	$437.5	$608.8
Unguaranteed residual value	—	150.0
Net investment in lease	437.5	758.8
Current portion of net investment in lease	(10.0)	(35.2)
Net investment in lease	$427.5	$723.6

In November 2019, the Company entered into an agreement to acquire six vessels and their existing fixed-rate bareboat charters. Five vessels were delivered in December 2019 and one vessel was delivered in January 2020. The acquired bareboat charter agreements included the option for the charterer to purchase each vessel for an amount equal to fair market value, subject to minimum and maximum purchase prices. At the date of acquisition, it was determined that the customer was reasonably certain to exercise these purchase options. Accordingly, these leases were classified as sales-type leases and accounted for as a disposition of vessels upon their respective delivery dates.

In February 2020, the bareboat charters were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.

At March 31, 2020, the minimum lease receivable from direct financing leases are as follows:

Remainder of 2020	$33.6
2021	44.3
2022	44.3
2023	44.3
2024	44.5
Thereafter	595.7
$806.7

7.	Property, plant and equipment:

		Accumulated	Net book
March 31, 2020	Cost	depreciation	value
Vessels	$8,587.5	$(2,372.0)	$6,215.5
Equipment and other	607.1	(13.1)	594.0
Property, plant and equipment	$9,194.6	$(2,385.1)	$6,809.5

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Vessels	$8,018.5	$(2,311.4)	$5,707.1
Equipment and other	11.3	(7.3)	4.0
Property, plant and equipment	$8,029.8	$(2,318.7)	$5,711.1

In February 2020, the Company acquired gas turbines and other equipment of $597,281,000 as part of the acquisition of APR Energy (note 2). During the three months ended March 31, 2020, the Company incurred additional depreciation and amortization expense of $5,467,000 related to these assets, of which $1,935,000 relates to depreciation of mobilization and decommissioning costs.

In February 2020, sales-type leases related to six bareboat charters were re-assessed to be operating leases at lease modification. Accordingly, vessels of $377,393,000 were reclassified to property, plant and equipment and recorded at a value equal to the net investment in leases derecognized (note 6).

In March 2020, the Company took delivery of two 12000 TEU vessels, for an aggregate purchase price of $186,143,500.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

8.	Right-of-use assets:

March 31,2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(138.9)	$922.0
Other operating leases	15.1	(4.3)	10.8
Right-of-use assets	$1,076.0	$(143.2)	$932.8

December 31,2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Other operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

During the three months ended March 31, 2020, the Company amortized $29,306,000 related to right-of-use assets (2019 - $27,517,000).

9.	Other assets:

	March 31, 2020	December 31, 2019
Intangible assets (a)	$120.9	$90.6
Deferred dry-dock (b)	48.1	41.3
Restricted cash	48.9	—
Contingent consideration asset (c)	44.8	—
Other	76.6	37.2
Other assets	$339.3	$169.1

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of acquired customer contracts and trademarks.

As part of the acquisition of APR Energy on February 28, 2020, the Company recorded $35,400,000 related to the fair value of a trademark. The estimated useful life of the trademark is 20 years.

During the three months ended March 31, 2020, the Company recorded $5,070,000 (March 31, 2019 - $4,234,000) of amortization related to intangible assets.

Future amortization of intangible assets related to acquired customer contracts and trademarks is as follows:

Remainder of 2020	$15.6
2021	19.4
2022	17.9
2023	14.2
2024	11.4
Thereafter	42.4
$120.9

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.	Other assets (continued):
(b)	Deferred dry-dock:

During the three months ended March 31, 2020, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2019	$41.3
Cost incurred	11.8
Amortization expensed	(5.0)
March 31, 2020	$48.1

(c)	Contingent consideration asset

As a part of the acquisition of APR Energy, the Company will be compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of the end of the relevant contracts or reaching the maximum amount compensable. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. This arrangement is considered to be an asset classified as contingent consideration measured at fair value on the acquisition date. At the end of each period, changes in fair value in the contingent consideration asset are recorded in net income. During the period ended March 31, 2020, the fair value of the contingent consideration asset increased by $3,300,000.

10.	Long-term debt:

	March 31,	December 31,
	2020	2019
Long-term debt:
Revolving credit facilities (a) (c)	$857.0	$867.0
Term loan credit facilities (b) (c)	2,241.5	1,799.4
Senior unsecured notes	80.0	80.0
Fairfax Notes (d)	600.0	500.0
	3,778.5	3,246.4
Fair value adjustment on term loan credit facilities (b)	(0.1)	(0.1)
Debt discount on Fairfax Notes (d)	(146.1)	(150.9)
Deferred financing fees	(44.2)	(34.8)
Long-term debt	3,588.1	3,060.6
Current portion of long-term debt	(241.6)	(363.7)
Long-term debt	$3,346.5	$2,696.9

(a)	Revolving credit facilities:

On February 28, 2020, the Company entered into a credit facility of up to $185,000,000 (the “Bank Facility”) comprised of a revolving loan facility of $50,000,000 and a term loan facility of $135,000,000. The Bank Facility matures on February 28, 2023 and is secured by the Company’s power generation assets.

As at March 31, 2020, the Company had five revolving credit facilities available which provided for aggregate borrowings of up to $1,037,012,000 (December 31, 2019 – $987,012,000), of which $180,000,000 (December 31, 2019 - $120,000,000) was undrawn.

As at March 31, 2020, the one month and three month average LIBOR on the Company’s revolving credit facilities was 1.7% and 1.3%, respectively (December 31, 2019 – 1.8% and 1.9%, respectively) and the margins ranged between 0.5% and 3.5% (December 31, 2019 – 0.5% and 2.25%) as at March 31, 2020. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 2.6% as at March 31, 2020 (December 31, 2019 – 2.9%). Interest payments are made monthly.

The following is a schedule of future minimum repayments of revolving facilities as of March 31, 2020:

Remainder of 2020	$47.9
2021	50.7
2022	391.8
2023	111.4
2024	255.2
$857.0

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.	Long-term debt (continued):

(b)	Term loan credit facilities:

On February 28, 2020, the Company entered into the Bank Facility which includes a $135,000,000 term loan facility (note 10(a)).

On March 6, 2020, the Company entered into a $100,000,000 term loan credit facility, which bears a fixed interest rate of 7.7% per annum and matures on March 6, 2026. This facility is secured by the Company’s power generation assets.

During the first quarter, the Company increased the aggregate commitment under an existing term loan credit facility, which matures on December 30, 2025, by $100,000,000. The outstanding balance is secured by a portfolio of vessels, which also secures some of the Company’s other credit facilities.

As at March 31, 2020, the Company had $2,241,500,000 (December 31, 2019 - $1,954,375,000) of term loan credit facilities available, of which none (December 31, 2019 - $155,000,000) was undrawn. One of the term loan credit facilities has a revolving loan component which has been included in the revolving facilities.

For the Company’s term loan credit facilities, the one month, three month and six month average LIBOR was 1.9%, 1.9% and 1.4%, respectively (December 31, 2019 – 1.9%, 2.0% and 2.1%, respectively) and the margins ranged between 0.4% and 4.3% as at March 31, 2020 (December 31, 2019 – 0.4% and 4.3%).

For certain of our term loan credit facility with a total principal amount outstanding of $49,550,000 (December 31, 2019 - $52,743,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 4.1% as at March 31, 2020 (December 31, 2019 – 4.0%) for the Company’s term loan credit facilities. One of the Company’s term loan credit facilities bears interest at a fixed rate of 7.7%. Interest payments are made in monthly, quarterly or semi-annual payments.

The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of March 31, 2020:

Remainder of 2020	$146.8
2021	286.1
2022	187.9
2023	371.7
2024	870.0
Thereafter	379.0
$2,241.5

(c)	Credit facilities – other:

As at March 31, 2020, the Company’s credit facilities were secured by first-priority mortgages granted on its power generation assets and 69 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on collateral assets;
•	An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
•	An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

As at March 31, 2020, $3,098,550,480 principal amount of indebtedness under the Company’s term loan and revolving credit facilities is secured by a portfolio of 69 vessels and most of the Company’s power generation assets, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to March 6, 2023 with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on an “orderly liquidation” basis as required under the credit facility agreement.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.	Long-term debt (continued):
(c)	Credit facilities – other (continued):

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  The Company was in compliance with these covenants as at March 31, 2020.

(d)	Fairfax Notes:

On February 28, 2020, pursuant to a subscription agreement, the Company issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of senior notes, which bear interest at a fixed rate of 5.50% per annum and matures on March 1, 2027. On or after February 28, 2025, the 2027 Fairfax Notes can be redeemed, in full or in part, at the option of the Company.

The 2025 Notes, 2026 Notes, and 2027 Fairfax Notes (together, the “Fairfax Notes”), allow Fairfax to call for early redemption for some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. On February 5, 2020, Fairfax waived its Annual Put Right to call for early redemption of the 2025 Notes and 2026 Notes on the relevant 2021 anniversary dates. Therefore, the 2025 Notes and 2026 Notes are not puttable until their respective anniversary dates in 2022. The Annual Put Right on the 2027 Fairfax Notes commences in 2021 related to the anniversary date in 2022.

The Fairfax Notes are secured by ownership interest in certain subsidiaries of the Company.

11.	Operating lease liabilities:

	March 31,	December 31,
	2020	2019
Operating lease commitments	$1,063.0	$1,107.6
Impact of discounting	(173.6)	(184.4)
Impact of changes in variable rates	29.4	19.1
Operating lease liabilities	918.8	942.3
Current portion of operating lease liabilities	(160.9)	(159.7)
Operating lease liabilities	$757.9	$782.6

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Operating lease costs related to vessel sale-leaseback transactions are summarized as follows:

	Three months ended March 31,
	2020	2019
Lease costs:
Operating lease costs	$40.0	$40.1
Variable lease adjustments	(1.5)	(0.1)

Other information:
Operating cash outflow used for operating leases	38.0	39.7
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	7 years	8 years

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.	Other financing arrangements:

	March 31,	December 31,
	2020	2019
Other financing arrangements	$525.3	$513.8
Deferred financing fees	(4.6)	(5.3)
Other financing arrangements	520.7	508.5
Current portion of other financing arrangements	(34.3)	(134.6)
Other financing arrangements	$486.4	$373.9

In February 2020, the Company entered into an agreement to acquire four 12000 TEU vessels. In March 2020, the Company entered into financing arrangements for these vessels, with an aggregate commitment of $337,732,000, subject to the delivery of the vessels and other customary closing conditions.

In March 2020, two vessels were delivered and funding of $169,556,000 was provided through the arrangement.

Upon delivery of these vessels, titles to the vessels were transferred to the financing counterparty and the vessels were leased back through bareboat charters for a period of 10 years. The Company is required to purchase the vessels at the end of their respective lease terms. As a result, the transactions are deemed to be failed sales. Consequently, the Company has not derecognized the vessels. The funding received from the financing arrangement was included as a financial liability, repaid through bareboat charter hire payments.

Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2020	$25.9
2021	34.3
2022	34.3
2023	34.3
2024	34.3
Thereafter	362.2
$525.3

13.	Other liabilities:

	March 31,	December 31,
	2020	2019
Asset retirement obligations(a)	$45.8	$-
Other	43.8	19.0
Other long-term liabilities	89.6	19.0
Current portion of other long-term liabilities	(31.3)	(7.8)
Other long-term liabilities	$58.3	$11.2

(a)	Asset retirement obligations:

Asset retirement obligations were acquired as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2019	$—
Liabilities acquired	45.9
Liabilities settled	(0.2)
Accretion expense	0.1
Asset retirement obligations, March 31, 2020	$45.8

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.	Income tax:

The effective tax rate for the first quarter of 2020 was 3.5%. The tax rate was significantly lower than the United Kingdom statutory rate of 19% primarily due to international shipping reciprocal exemptions.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act, and the NOL carryback provision of the CARES Act does not result in a material cash benefit to it.

15.	Preferred shares and share capital:
(a)	Common shares:

On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of APR Energy (note 2). It is expected that 450,450 Holdback Shares will be cancelled as part of purchase price adjustments. Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness at closing.

(b)	Preferred shares:

As at March 31, 2020, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	March 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2020	2019
D	20,000,000	5,093,728	7.95%	January 30, 2018(1)	127.3	127.3
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135.4	135.4
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195.0	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023(1)	150.0	150.0
__________________

(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(c)	During the three months ended March 31, 2020, the Company granted 51,492 restricted shares and 315,941 restricted stock units to members of the board of directors and senior management.

16.	Earnings per share (“EPS”):

	Three months ended March 31, 2020			Three months ended March 31, 2019
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$51.9			$285.3
Less preferred share dividends:
Series D	(2.5)			(3.9)
Series E	(2.8)			(2.8)
Series G	(4.0)			(4.0)
Series H	(4.5)			(4.5)
Series I	(3.0)			(3.0)
Basic EPS:
Earnings attributable to common shareholders	$35.1	227,144,820	$0.15	$267.1	209,560,000	$1.27
Effect of dilutive securities:
Share-based compensation	—	328,317		—	111,000
Fairfax warrants	—	6,754,840		—	1,733,000
Holdback Shares	—	2,185,080		—	—
Diluted EPS:
Earnings attributable to common shareholders	$35.1	236,413,057	$0.15	$267.1	211,404,000	$1.26

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

17	Supplemental cash flow information:

	Three months ended March 31,
	2020	2019
Interest paid	$42.0	$53.2
Interest received	1.9	2.7
Undrawn credit facility fee paid	0.3	0.2
Income taxes paid	(2.3)	—
Non-cash investing and financing transactions:
Dividend reinvestment	0.1	—
Commencement of sales-type lease	57.0	—
Loans settled in shares	8.3	—
Common shares issued on acquisition	316.8	—
Holdback Shares reserved on acquisition	70.6	—
Purchase price adjustment	52.5	—
Reclassification on lease modification	377.4	—
Contingent consideration asset	41.5	—
Changes in operating assets and liabilities
Accounts receivable	(25.1)	(226.1)
Inventories	(0.9)	2.0
Prepaids and other	(4.0)	(3.4)
Net investment in lease	5.1	2.2
Accounts payable and accrued liabilities	10.0	(0.1)
Settlement of decommissioning provisions	(0.2)	—
Deferred revenue	(3.4)	(4.2)
Income tax payable	(0.5)	—
Deferred dry-dock	(11.8)	—
Other assets	0.1	—
Other liabilities	(0.6)	—
Operating lease liabilities	(28.7)	(27.6)
Derivative instruments	4.0	7.7

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2020	2019
Cash and cash equivalents	$213.7	$626.2
Restricted cash included in prepaid expenses and other	9.9	14.1
Restricted cash included in other assets (note 9)	48.9	—
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$272.5	$640.3

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

18.	Commitments and contingencies:
(a)	Operating leases:

At March 31, 2020, the commitment under operating leases for vessels is $1,050,476,000 for the remainder of 2020 to 2029, and for other leases is $12,524,100 for the remainder of 2020 to 2024. Total commitments under these leases are as follows:

Remainder of 2020	$114.4
2021	153.0
2022	147.5
2023	148.3
2024	150.4
Thereafter	349.5
$1,063.1

For operating leases indexed to three-months LIBOR, commitments under these leases are calculated using the LIBOR in place as at March 31, 2020 for the Company.

(b)	Vessel commitment:

In September 2019, the Company entered into an agreement to purchase a 9600 TEU vessel. As at March 31, 2020, the Company had made a prepayment of $33,100,000 which was included in other assets. This vessel was delivered in April 2020.

In February 2020, the Company entered into agreements to purchase four 12000 TEU vessels.  Two vessels were delivered in March 2020 and the Company is committed to acquire the two remaining vessels for $182,800,000, subject to delivery by end of April 2020 and customary closing conditions. As at March 31, 2020, the Company had made a prepayment of $9,140,000 related to the two remaining vessels, which was included in other assets. The balance was due upon delivery. The remaining two vessels were delivered in April 2020.

19.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2020	2019
COSCO	$104.7	$97.2
Yang Ming Marine	62.8	63.3
ONE	47.5	42.4
Other	93.4	82.4
	$308.4	$285.3

20.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of March 31, 2020, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees, is $3,048,389,000 (December 31, 2019 - $2,624,711,000) and the carrying value is $3,098,447,000 (December 31, 2019 - $2,666,274,000). As of March 31, 2020, the fair value of the Company’s operating lease liabilities is $917,238,000 (December 31, 2019 - $940,034,000) and the carrying value is $919,725,000 (December 31, 2019 - $942,308,000). As of March 31, 2020, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $545,613,000 (December 31, 2019 - $553,754,000) and the carrying value is $525,323,000 (December 31, 2019 - $513,771,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and other financing arrangements, excluding deferred financing fees, is estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of March 31, 2020, the fair value of the Company’s senior unsecured notes is $80,740,000 (December 31, 2019 – $82,816,000) and the carrying value is $80,000,000 (December 31, 2019 – $80,000,000). The fair value of senior unsecured notes is calculated based on expected interest payments and payment on maturity, discounted by the relevant market fixed rate appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.	Financial instruments (continued):
(a)	Fair value:

As of March 31, 2020, the aggregate fair value of the 2025 Notes and 2026 Notes is $536,065,000 (December 31, 2019 – $525,591,000) and the aggregate carrying value is $353,942,000 (December 31, 2019 – $349,106,000). The Annual Put Right features included in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Seaspan-specific credit risk. The fair values of the 2025 Notes and 2026 Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. As of March 31, 2020, the fair value of the 2027 Fairfax Notes issued in February 2020 is $113,337,000 and the carrying value is $100,000,000. The Annual Put Right feature included in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative. Its fair value is calculated using the present value of expected principal repayments and interest discounted by relevant market rates. The 2027 Fairfax Notes are categorized as Level 2 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

As part of the acquisition of APR Energy, the Company obtained a contingent consideration asset related to compensation the Company will receive from the Sellers on losses that may be generated from cash repatriation from a foreign jurisdiction. The fair values of the contingent consideration asset at acquisition and at March 31, 2020 are calculated as the present value of future losses from conversion of cash from the foreign currency to US dollars, based on an estimate of cash expected to be generated from the foreign jurisdiction, fluctuation of foreign exchange mechanisms and the expectation related to foreign exchange policies. The Company has categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy.

(b)	Interest rate swap derivatives:

As of March 31, 2020, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2020	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$333.2	$333.2	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	108.0	108.0	June 23, 2010	December 23, 2021(2)
1.4900%	31.4	31.4	February 4, 2020	December 30, 2025

______________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

If interest rates remain at their current levels, the Company expects that $20,476,000 would be settled in cash in the next 12 months on interest rate swaps maturing after March 31, 2020. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s financial instruments measured at fair value:

	March 31,	December 31,
	2020	2019
Contingent consideration asset	$44.8	$—
Derivative liability
Interest rate swaps	70.7	49.3
Derivative put instruments	0.2	0.9

20.	Financial instruments (continued):
(c)	Financial instruments measured at fair value (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2020	2019
Earnings (loss) recognized in net earnings:
Loss on interest rate swap derivatives (1)	$(25.6)	$(16.9)
Gain on derivative put instruments	0.8	15.8
Gain on contingent consideration asset	3.3	—

Loss reclassified from AOCL to net earnings (2)
Interest expense	(0.1)	(0.1)
Depreciation and amortization	(0.2)	(0.2)

(1)

For the three months ended March 31, 2020, cash flows related to actual settlement of interest rate swaps were $2,791,000. These are included in investing activities on the consolidated statements of cash flows. For the three months ended March 31, 2019, cash flows related to actual settlement of interest rate swaps of $6,744,000 were reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,216,000.

21.	Subsequent events:

(a)

On April 30, 2020, the Company paid quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,763,000 to all shareholders of record on April 29, 2020.

(b)	On April 30, 2020, the Company paid a quarterly dividend of $0.125 per common share to all shareholders of record as of April 20, 2020.

(c)

The Company took delivery of a 2010-built 9600 TEU containership on April 2, 2020, at which time it commenced a 36-month fixed-rate time charter. The Company entered into an agreement to purchase this vessel in September 2019, for a purchase price of $33,100,000.

(d)	On April 8 and April 21, 2020, the Company took delivery of two 12000 TEU vessels, with an aggregate purchase price of $182,800,000.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

(e)

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  To date, the Company has not yet experienced any material negative impacts to its business as a result of COVID-19. The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2019. The Annual Report was filed with the U.S. Securities and Exchange Commission, on April 13, 2020. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview

General

We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and APR Energy Ltd (together with Apple Bidco Limited “APR Energy”).

Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to, the Reorganization.  Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.

Segment Reporting

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies.  The Company’s power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers, through medium to long-term contracts.

Containership leasing

Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2020, we operated a fleet of 120 vessels that have an average age of approximately seven years, on a TEU weighted basis.

Customers for our operating fleet as at March 31, 2020 are as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
KMTC
Maersk
MSC
ONE
Yang Ming Marine

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The following table summarizes key facts regarding our 120 operating containership vessels as of March 31, 2020:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate (in thousands of USD)
YM Warmth(2)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(2)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	7/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(2)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	5/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM World	14000	2015	4/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	9/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	8/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(2)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	51.2
YM Window(2)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(2)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	51.2
YM Wreath	14000	2017	6/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/2011	COSCO	12 years	55
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55
COSCO Pride	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
Seaspan Harrier	12000	2018	4/2/2020	ONE	Minimum 60 months and up to 66 months	38.0
Seaspan Falcon	12000	2018	4/8/2019	ONE	Minimum 60 months and up to 66 months	38.0
MSC Madhu B(2)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Nitya B(2)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Shreya B(2)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Shuba B(2)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Yashi B(2)	11000	2018	01/04/2018	MSC	17 years	24.3
APL Dublin	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
APL Paris	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
APL Southampton	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
MOL Bravo(2)	10000	2014	07/18/2014	ONE(15)	8 years + one 2-year option	37.5	(4)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate (in thousands of USD)
MOL Breeze(2)	10000	2014	11/14/2014	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Brightness(2)	10000	2014	10/31/2014	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Brilliance	10000	2014	10/17/2014	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Beacon(2)	10000	2015	04/10/2015	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Beauty	10000	2015	5/1/2015	ONE(15)	8 years + one 2-year option	37.5	(4)
Seaspan Belief	10000	2015	7/3/2015	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Bellwether	10000	2015	7/23/2015	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Benefactor(2)	10000	2016	03/28/2016	ONE(15)	8 years + one 2-year option	37.5	(4)
MOL Beyond(2)	10000	2016	04/29/2016	ONE(15)	8 years + one 2-year option	37.5	(4)
Seaspan Amazon	10000	2014	4/11/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Ganges	10000	2014	3/28/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Thames	10000	2014	4/4/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Yangtze	10000	2014	4/11/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Zambezi	10000	2014	3/25/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
Seaspan Hudson	10000	2015	3/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(5)
Maersk Guatemala	10000	2015	9/3/2015	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Guayaquil	10000	2015	9/21/2015	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Genoa(2)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2	(7)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CSCL Long Beach	9600	2007	5/7/2019	COSCO	33 months(8)	Market rate	(5)
CSCL Zeebrugge	9600	2007	5/15/2019	COSCO	33 months(8)	Market rate	(5)
APL Mexico City	9200	2013	1/24/2020	CMA CGM	9.7 years + one 60 day option	22.5	(9)
APL New York	9200	2013	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate (in thousands of USD)
APL Vancouver	9200	2013	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
Seaspan Oceania	8500	2004	8/4/2019	MSC	Minimum 7 months and up to 9 months	Market rate	(5)
CSCL Africa	8500	2005	4/26/2019	COSCO	33 months(8)	Market rate	(5)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Japan	8500	2010	3/9/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(10)
MOL Emissary	5100	2009	11/20/2009	ONE(15)	12 years	28.9
Seaspan Emerald	5100	2009	04/30/2009	ONE(15)	12 years	28.9
Seaspan Eminence	5100	2009	08/31/2009	ONE(15)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	ONE(15)	12 years	28.9
Brotonne Bridge(2)	4500	2010	4/1/2019	ONE	Minimum 17 months and up to 20 months	Market rate	(5)
Berlin Bridge	4500	2011	4/1/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Bilbao Bridge(2)	4500	2011	4/1/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Brevik Bridge(2)	4500	2011	4/1/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Budapest Bridge	4500	2011	4/1/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(5)
Seaspan Hamburg	4250	2001	10/1/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(5)
Seaspan Ningbo	4250	2002	11/10/2019	Hapag-Lloyd	Minimum 23 months and up to 28 months + option for minimum 10 months upto 12 months	Market rate	(5)
Seaspan Dalian	4250	2002	10/1/2019	COSCO	6 months	Market rate	(5)
Seaspan Felixstowe	4250	2002	11/6/2018	COSCO	22 months(8)	Market rate	(5)
CSCL Brisbane	4250	2005	12/3/2018	COSCO	22 months(8)	Market rate	(5)
CSCL Sydney(16)	4250	2005	11/5/2019	COSCO	4 months +/- 30 days	Market rate	(5)
Seaspan Melbourne	4250	2005	9/14/2019	KMTC	Minimum 9 months and up to 11 months	Market rate	(5)
Seaspan New Delhi	4250	2005	9/19/2019	COSCO	6 months	Market rate	(5)
Seaspan New York	4250	2005	2/24/2019	MSC	12 months	Market rate	(5)
Seaspan Vancouver	4250	2005	3/6/2019	CMA CGM	12 months	Market rate	(5)
Rio Grande Express	4250	2006	11/8/2019	Hapag-Lloyd	59 months + one 12 month option	5.0	(11)
Seaspan Dubai	4250	2006	3/27/2019	COSCO	10 months	Market rate	(5)
Seaspan Jakarta	4250	2006	3/13/2020	COSCO	4 months +/- 30 days	Market rate	(5)
Seaspan Lahore	4250	2006	8/18/2019	Arkas	Minimum 7 months and up to 8 months	Market rate	(5)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate (in thousands of USD)
Seaspan Saigon	4250	2006	10/1/2019	Hapag-Lloyd	Minimum 10 months and up to 13 months	Market rate	(5)
Seaspan Santos	4250	2006	11/1/2019	COSCO	5 months +/- 25 days	Market rate	(5)
Seaspan Manila	4250	2007	9/27/2019	KMTC	Minimum 9 months and up to 11 months	Market rate	(5)
Seaspan Rio de Janeiro	4250	2007	10/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(5)
Seaspan Fraser(2)	4250	2009	11/20/2019	COSCO	5 months +/- 30 days	Market rate	(5)
Seaspan Loncomilla	4250	2009	6/12/2019	CMA CGM	3 years	Market rate	(12)
Seaspan Lumaco	4250	2009	5/27/2019	Maersk	Minimum 36 months and up to 60 months	Market rate	(12)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	3 years	Market rate	(12)
Seaspan Lingue	4250	2010	2/28/2020	Maersk	Minimum 36 months and up to 60 months	Market rate	(5)
COSCO Fuzhou	3500	2007	5/1/2019	COSCO	22 months(8)	Market rate	(5)
COSCO Yingkou	3500	2007	10/21/2019	COSCO	10 months	Market rate	(5)
Seaspan Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(13)
Seaspan Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(13)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(14)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(14)
CSCL Panama	2500	2008	3/16/2020	COSCO	4 months +/- 30 days	Market rate
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(14)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(14)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(14)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(14)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(14)
Seaspan Guayaquil	2500	2010	3/19/2020	Maersk	Minimum 2 years and up to 4 years	Market rate	(5)
Seaspan Calicanto(16)	2500	2010	4/14/2019	CMA CGM	Minimum 8 months and up to 12 months	Market rate	(5)

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)

The initial bareboat charter, which commenced on November 4, 2016, between CMBL and APL was for 84 months, with the option to extend for 60 days. Seaspan acquired these vessels from CMBL on December 23, 2019. On February 11, 2020, the charter was modified to 156 months, with an option to extend for 60 days.

(4)	The initial charter of eight years with charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at market rate.
(6)

CMA CGM has an initial charter of three years with a charter rate of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(7)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(8)

This agreement is for an initial term of 11 months, after which the term of this charter can be extended, at our unilateral option and sole discretion, for additional 11-month options at the same rate.

(9)

The initial bareboat charter, which commenced on November 4, 2016, between CMBL and APL was for 84 months, with the option to extend for 60 days. Seaspan acquired this vessel from CMBL on January 24, 2020. On February 11, 2020, the charter was modified to 156 months, with an option to extend for 60 days.

(10)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(11)	Hapag-Lloyd has an initial bareboat charter of 59 months with a charter rate of $5,000 per day for the initial term and $5,000 for the 12-month option.
(12)	Although the term is greater than or equal to three years, the charter is at market rate as the rate resets periodically during the term of the charter.
(13)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

(14)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(15)	In 2018, vessels chartered by MOL were sub-chartered to ONE.
(16)

These vessels finished charter terms and were in dry docking as at March 31, 2020. After dry docking CSCL Sydney commenced a new charter on April 1, 2020 with Maersk, Seaspan Calicanto commenced a new charter on Mary 4, 2020 with Maersk.

Power Generation

Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and government back utilities. We provide rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of March 31, 2020, we operated a fleet of 30 gas turbines and 485 diesel generators.  The average age of the turbines is seven years and the average age of our diesel generators is ten years.

Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived from offering customized power solutions that include flexible plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, around-the-clock service and maintenance, and decommissioning, to both developed and developing markets.

Significant Developments During the Quarter Ended March 31, 2020

Reorganization

On November 20, 2019, Seaspan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas, then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly-owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly-owned subsidiary of Atlas.

On February 27, 2020, the Reorganization was completed and was implemented through the merger of Seaspan and the Merger Sub, with Seaspan continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas. Holders of Seaspan common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the reorganization.  Atlas assumed all of Seaspan’s rights and obligations under certain common share purchase warrants held by Fairfax and its affiliates, as well as sponsorship of all of Seaspan’s equity plans.

In connection with the Reorganization, Seaspan’s common and preferred shares ceased trading on the New York Stock Exchange (the “NYSE”) after markets closed on February 27, 2020, and Atlas’ common and preferred shares commenced trading on the NYSE on February 28, 2020. On March 10, 2020, Seaspan filed all necessary forms with the SEC to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, and cease to be a U.S. reporting issuer.

Acquisition of APR Energy

On February 28, 2020, after the Reorganization, Atlas acquired 100% of the share capital of Apple Bidco Limited, which in turn owns 100% of APR Energy Limited, from Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”), and certain other minority shareholders (collectively the “Sellers”).  Fairfax held 67.8% of APR Energy’s common shares. As consideration for APR Energy, Atlas issued 29,891,266 common shares and has reserved 6,664,270 shares holdback (the “Holdback Shares”) for future issuance. The amount of Holdback Shares to be issued to the Sellers will be determined upon settlement of certain purchase price adjustments related to net debt and working capital, certain specified indemnification obligations and other compensable events, over a period of between 90 days to five years after the date of acquisition. The acquisition agreement provides for specific settlement methods requiring cancellation of Holdback Shares or allowing the Sellers the option to settle obligations to Atlas in cash. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax, individually or together with the other Sellers may be required to compensate the Company in cash or return previously issued common shares. Fairfax may also be required to make certain other indemnifications, in cash. Any Holdback Shares that are not cancelled after the expiry of their respective assigned periods, will be issued to the Sellers, plus any accrued distributions or dividends. On the closing date of the acquisition, Atlas further issued 775,139 common shares to Fairfax to settle indebtedness owing to such entity by Apple Bidco Limited at the closing date.

Fairfax Investment

On February 28, 2020, Seaspan issued to Fairfax, in a private placement, $100 million aggregate principal amount of 5.50% senior notes due 2027 (the “2027 Fairfax Notes”).

The February 28, 2020 investment increases Fairfax’s total investment in us to $1.1 billion. Fairfax’s investment in us is summarized below:

Summary of Fairfax Investments(1)

Investment	Date Issued	Gross Proceeds to Seaspan
2025 Notes(2)	February 14, 2018	$250 million
2018 Warrants(3)	February 14, 2018	$250 million
2026 Notes(2)	January 15, 2019	$250 million
2019 Warrants(4) 2027 Fairfax Notes(2)	January 15, 2019 February 28, 2020	$250 million $100 million

(1)	Excludes seven-year warrants to purchase 25,000,000 of our common shares at an exercise price of $8.05 per share. These warrants remain unexercised.
(2)

Fairfax has the ability to call for early redemption of some or all of the 5.50% senior notes due 2025 (the “2025 Notes”), the 5.50% senior notes due 2026 (the “2026 Notes”) and the 2027 Fairfax Notes (together with the 2025 Notes and the 2026 Notes, the “Fairfax Notes) at each anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date (the “Annual Put Options”). In February 2020, waived the Annual Put Options on the 2025 Notes and 2026 Notes related to their respective anniversary dates in 2021.  The Annual Put Option on the 2027 Fairfax Notes commences in 2021, related to the anniversary date in 2022.

(3)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, issued on February 14, 2018 and exercised on July 16, 2018.
(4)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, which were exercised immediately upon issuance on January 15, 2019.

On January 28, 2020, the 2025 Notes and the 2026 Notes were admitted to the official list of Euronext Dublin and are trading on the Global Exchange Market (“GEM”), the exchange regulated market of Euronext Dublin. The 2027 Fairfax Notes were listed for trading on the GEM on March 2, 2020. On March 9, 2020, the 2025 Notes and 2026 Notes ceased to be listed on the NYSE.

Vessel Acquisitions and Deliveries

In November 2019, Seaspan entered into agreements to purchase three 10700 TEU vessels and three 9200 TEU vessels (the “Six Vessels”) for approximately $380.0 million in cash. Five vessels were delivered in December 2019 and the sixth vessel was delivered in January 2020. Upon delivery, Seaspan assumed the rights and obligations of the sellers under existing bareboat charter agreements for the vessels. In February 2020, these bareboat charter agreements were modified, such that the daily fixed rates were reduced and the charter terms were extended by six years.

In February 2020, Seaspan entered into agreements to purchase four 12000 TEU vessels for an aggregate $367.0 million in cash. The four vessels, two of which delivered in March and two of which delivered in April 2020, are comprised of three 2018-built vessels and one 2017-built vessel. In connection with these deliveries, Seaspan has closed four financing arrangements with total proceeds of approximately $340 million. Each financing has an initial term of ten years.

Additional Financings

In February and March 2020, Seaspan increased the commitment amount under the vessel portfolio financing by $100 million to a total size of $1.755 billion. Proceeds from borrowings are intended to be used to finance or refinance the acquisition of vessels, and for general corporate purposes.

In February 2020, APR Energy entered into a credit agreement for a $185.0 million credit facility, comprised of a revolving credit facility in an aggregate principal amount of $50.0 million and a term loan facility in an aggregate principal amount of $135.0 million. This facility is secured by certain mobile power generation assets and the proceeds from the term loan were used to refinance existing debt.

In March 2020, APR Energy entered into a credit agreement for a $100.0 million term loan credit facility. This facility is secured by certain mobile power generation assets and proceeds from the term loan were used to refinance existing debt.

Senior Unsecured Notes

In announcements made on January 17 and February 14, 2020, Seaspan announced its intention to delist its outstanding 2025 Notes, 2026 Notes and 7.125% senior unsecured notes due 2027 (the "2027 7.125% Notes" and together with the 2025 Notes and 2026 Notes, the "Notes") from the NYSE and to deregister the Notes under the Securities Exchange Act of 1934, as amended. The last day of trading of the Notes on the NYSE was Monday, March 9, 2020.

APR Energy Signs Contract in Mexico

In March 2020, APR Energy signed contracts for 265MW of peaking power gas-fired plants in Mexicali, Baja California, Mexico. In addition to supporting high demand needs during peak hours, the eight mobile gas turbines installed at the plants will help ensure grid stability as the region adjusts to a recent decrease in energy imports received from California. The associated projects are designed to be environmentally friendly and to stabilize energy supplies as several plants in the Mexicali area are brought offline for scheduled maintenance.

Termination of Investment in Swiber Holdings Limited

On March 29, 2019, Seaspan entered into a definitive investment agreement to acquire an 80% post-restructured equity interest in Swiber Holdings Limited (“Swiber”) for $10.0 million and, provided certain milestones were met, to invest an additional $190.0 million in Swiber’s LNG-to-power project in Vietnam. Effective January 1, 2020, Seaspan’s investment agreement with Swiber was terminated because certain conditions precedent were not met.

Recent Changes to Senior Management

In February 2020, Seaspan appointed Karen Lawrie as General Counsel. In March 2020, we appointed Krista Yeung as Vice President, Finance of Atlas Corp.  In April 2020, Charles Ferry resigned as Chief Executive Officer of APR Energy.

Dividends

On March 31, 2020, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $16,763,497 million on April 30, 2020.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Common shares	ATCO	$0.125	January 1, 2020 to March 31, 2020	April 20, 2020	April 30, 2020
Series D preferred shares	ATCO-PD	$0.496875	January 30, 2020 to April 29, 2020	April 29, 2020	April 30, 2020
Series E preferred shares	ATCO-PE	$0.515625	January 30, 2020 to April 29, 2020	April 29, 2020	April 30, 2020
Series G preferred shares	ATCO-PG	$0.5125	January 30, 2020 to April 29, 2020	April 29, 2020	April 30, 2020
Series H preferred shares	ATCO-PH	$0.492188	January 30, 2020 to April 29, 2020	April 29, 2020	April 30,2020
Series I preferred shares	ATCO-PI	$0.50	January 30, 2020 to April 29, 2020	April 29, 2020	April 30, 2020

Current Material Development – Uncertain Impact of COVID-19 Pandemic

A novel strain of coronavirus, COVID-19, was identified in China in late 2019 and has spread globally.  Government authorities in affected regions have taken dramatic actions and mandated restrictions in order to slow the spread of the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and advisories and shutdowns.  The COVID-19 pandemic has caused, and is likely to continue to cause economic, market and other disruptions worldwide.

Impact on Operations and Financial Performance

To date, the Company has not experienced any material negative impact to its business as a result of COVID-19.  However, given the unprecedented uncertainty and fluidity of this situation, we are unable to forecast the full impact on our business. We can provide no assurance that the COVID-19 pandemic and the related economic disruption will not have a future material adverse impact on our consolidated results of operations, consolidated financial position, and consolidated cash flows in fiscal 2020.

In our containership business, we have a number of vessels whose charters expire within the year and, subject to market conditions which have been volatile, we may be unable to charter these vessels at the same rates or for the same length of time as we had previously expected or find a suitable employment.  Furthermore, while not material, completion of repairs on our vessels has been delayed in some instances, resulting in additional costs, due to restrictions on workers’, surveyors’ and other specialists’ access to the shipyards where the repairs are taking place.  So far this year, we completed the installation of scrubbers in five vessels without delay; five other vessels are scheduled to have scrubbers installed over the course of the quarter ending June 30, 2020.  We cannot be certain these will not be delayed.

In our APR Energy business, we have not yet but may in the future experience operational challenges transporting our turbines and balance of plant equipment, as well as our personnel, to project sites due to restrictions on travel.

Our Response

In our containership business, our primary concern is ensuring the wellbeing of our seafarers and employees, while continuing to provide a safe, reliable and efficient services to our customers. In collaboration with industry peers, customers and international bodies, we have developed and implemented extended on-board management procedures on our vessels and we have prepared response plans should any crew member fall ill onboard. We have suspended crew changes (except for medical emergency) and keep additional crew on standby for immediate dispatch. We have also suspended provisioning in heavily affected areas and are complying with local directives and recommendations.

Shoreside, most of our staff are working remotely.  We have instituted enhanced safety protocols including suspending all non-essential travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. We have also taken measures to bolster the security of our network and online communications.

In our APR Energy business, we monitor travel advisories and prepare as appropriate to ensure we are able to mobilize people and equipment, such as ensuring that APR Energy personnel will be treated as providers of essential services when traveling across borders.

We are continuously monitoring the developing situation, as well as our customers’ response to the severe market conditions via cost cutting and rationalization and are making necessary preparations to address and mitigate, to the extent possible, the impact of

COVID-19 to our Company.

Subsequent Events

Vessel Acquisitions and Deliveries

The Company took delivery of a 2010-built 9600 TEU containership on April 2, 2020, at which time it commenced a 36-month fixed-rate time charter. The Company entered into an agreement to purchase this vessel in September 2019, for a purchase price of $33,100,000.

On April 8 and April 21, 2020, the Company took delivery of two 12000 TEU vessels, with an aggregate purchase price of $182,800,000.

Quarter Ended March 31, 2020 Compared with Quarter Ended March 31, 2019

The following tables summarize Atlas’ consolidated financial results, as well as the segmental financial results, for the quarter ended March 31, 2020 and 2019(1). The Company’s containership leasing business owns and operates a fleet of containerships that are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation business owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through medium to long-term contracts.

Our consolidated financial results for the quarter ended March 31, 2020 are summarized below:

Consolidated Financial Summary (in millions of US dollars, except earnings per share amount)	Quarter Ended March 31,		Change
	2020	2019	$	%
Revenue	$308.4	$285.3	23.1	8.1%
Operating expense	59.8	57.7	2.1	3.6%
Depreciation and amortization expense	72.2	62.5	9.7	15.5%
General and administrative expense	10.4	8.8	1.6	18.2%
Operating lease expense	38.5	39.2	(0.7)	(1.8%)
Income related to modification of time charters	-	227.0	(227.0)	(100.0%)
Operating earnings	127.5	344.1	(216.6)	(62.9%)
Interest expense and amortization of deferred financing fees	44.3	56.1	(11.8)	(21.0%)
Net earnings	51.9	285.3	(233.4)	(81.8%)
Net earnings to common shareholders	35.1	267.1	(232.0)	(86.9%)
Earnings per share, diluted	0.15	1.26	(1.11)	(88.1%)
Cash from operating activities	130.7	129.3	1.3	1.0%

	Quarter Ended March 31, 2020
Segmental Financial Summary (in millions of US dollars)	Containership Leasing	Mobile Power Generation(2)	Elimination and Other	Total
Revenue	292.5	15.9	-	308.4
Operating expense	56.8	3.0	-	59.8
Depreciation and amortization expense	66.6	5.6	-	72.2
General and administrative expense	8.5	3.8	(1.9)	10.4
Operating lease expense	38.1	0.4	-	38.5
Operating earnings	122.5	3.1	1.9	127.5

Operating Results - Containership Leasing Segment

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

(1)For the three months ended March 31, 2019, our results were attributable to one segment only, containership leasing. Atlas acquired APR Energy on February 28, 2020. After the acquisition, another business segment was added.

(2)APR Energy’s contribution for the quarter ended March 31, 2020 is limited to the period from and including February 29, 2020, the day after the closing of the acquisition, to March 31,2020

Total Ownership Days increased by 635 days for the quarter ended March 31, 2020, compared with the same period in 2019. The increase for three months ended March 31, 2020 was primarily due to the delivery of the Six Vessels, which contributed 523 days, with the remainder due to the additional Leap Year day gained in February 2020.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the quarter ended March 31, 2020, and its comparative quarters:

	2018			2019				2020
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization:
Time Charter Ownership Days(1)	9,546	9,844	9,844	9,630	9,737	9,844	9,791	9,646
Bareboat Ownership Days(1)	455	460	460	450	455	460	523	1,069
Total Ownership Days	10,001	10,304	10,304	10,080	10,192	10,304	10,314	10,715
Less Off-Hire Days:
Scheduled Dry Docking	—	(8)	(22)	(13)	(54)	(36)	(59)	(131)
Unscheduled Off-Hire(2)	(137)	(146)	(240)	(166)	(71)	(3)	(36)	(90)
Ownership Days On-Hire	9,864	10,150	10,042	9,901	10,067	10,265	10,219	10,494
Vessel Utilization	98.6%	98.5%	97.5%	98.2%	98.8%	99.6%	99.1%	97.9%

(1)	Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization decreased for the quarter ended March 31, 2020, compared with the same period in 2019. The decrease was primarily due to an increase in the number of Scheduled Dry Docking days.

Operating Results – Power Generation

Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of Average Megawatt Capacity is the increase or decrease in the number of power generating units in the power fleet. Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use. Power Fleet Utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity.

For the quarter ended March 31, 2020, the Average Megawatt Capacity was 1,416MW, on a weighted average basis. During this period 63.6% of the power fleet were under contract.

The following table summarizes the Power Fleet Utilization, for the quarter ended March 31, 2020, and its comparative quarters:

	2019				2020
	Q1	Q2	Q3	Q4	Q1
Power Fleet
Average Megawatt On-Hire	1,156	1,192	1,327	936	901
Average Megawatt Capacity	1,653	1,623	1,589	1,477	1,416
Power Fleet Utilization	69.9%	73.4%	83.5%	63.4%	63.6%

Financial Results Summary

Revenue

Revenue increased by 8.1% to $308.4 million for the quarter ended March 31, 2020, compared with the same period in 2019. The increase in revenue was primarily due to the addition of power generation revenue resulting from the acquisition of APR Energy on February 28, 2020. The remainder of the increase was due to the revenue contribution from the delivery of the Six Vessels.

Operating Expense

Operating expense increased by 3.6% to $59.8 million for the quarter ended March 31, 2020, compared with the same period in 2019. The increase was primarily due to expenses relating to mobile power generating equipment from the APR Energy acquisition, offset by Seaspan’s lower maintenance and repair costs in the quarter ended March 31,2020.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 15.5% to $72.2 million for the quarter ended March 31, 2020, compared with the same period in 2019. The increase was primarily due to the acquisition of mobile power generating equipment from the APR Energy acquisition. The remainder of the increase was due to a larger Seaspan operating fleet.

General and Administrative Expense

General and administrative expense increased by 18.2% to $10.4 million for the quarter ended March 31, 2020, compared with the same period in 2019. The increase was primarily due to the inclusion of APR Energy’s general and administrative expenses from the date of acquisition. The remainder of the increase was costs arising as part of the APR Energy acquisition.

Operating Lease Expense

Operating lease expense decreased by 1.8% to $38.5 million for the quarter ended March 31, 2020, compared with the same period in 2019. The decrease was primarily due to a decrease in LIBOR.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	March 31,		Change
	2020	2019	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$857.0	$582.2	$274.8	47.2%
Term loan credit facilities	2,241.5	2,076.3	$165.2	8.0%
2027 7.125% Notes	80.0	391.4	$(311.4)	(79.6)%
Fairfax Notes	600.0	500.0	$100.0	20.0%
Debt discount and fair value adjustment	(146.2)	(166.4)	$20.2	(12.1)%
Long-term obilgations under other financing arrangements, excluding deferred financing fees	525.3	635.1	$(109.8)	(17.3)%
Total borrowings	$4,157.6	$4,018.6	$139.0	3.5%

Interest expense and amortization of deferred financing fees decreased by $11.8 million to $44.3 million for the three months ended March 31, 2020, compared with the same period in 2019. The decrease is primarily due to a decrease in LIBOR, the early repayments of long-term debt during 2019, partially offset by the issuance of the 2027 Fairfax Notes and the inclusion of APR Energy’s interest expense.

Loss on Derivative Instruments

The change in fair value of derivative instruments resulted in a loss of $24.8 million for the quarter ended March 31, 2020, $20.8 million of which relates to non-cash movements in the mark-to-market value of the derivative instruments. The loss for this period was primarily due to a decrease in the LIBOR forward curve and the impact of swap settlements.

The fair value of our interest rate swaps and our Fairfax derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $30.6 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $1.2 million.

The fair value of the Fairfax derivative put instruments at each reporting period is subject to changes in our company specific credit risk and the risk-free yield curve. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2019 Annual Report on Form 20-F for additional information.

Liquidity and Capital Resources

Fairfax Put

The Fairfax Notes provide Fairfax with Annual Put Options to call for early redemption of some or all of the Fairfax Notes. On February 5, 2020, Fairfax waived its Annual Put Option to call for early redemption of the 2025 Notes and 2026 Notes on their relevant 2021 anniversary dates. The Annual Put Option in respect of the 2027 Fairfax Notes is exercisable commencing in 2021 for the anniversary date in 2022.

Liquidity

As of March 31, 2020, we have total liquidity of $393.7 million, consisting of $213.7 million of cash and cash equivalents and $180.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions of assets, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 2027 7.125% Notes and our 2027 Fairfax Notes, the potential future redemption of our preferred shares and payments on our other financing arrangements.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

The following table summarizes our long-term debt and other financing arrangements as of March 31, 2020:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities	$857.0	$1,037.0	$180.0
Term loan credit facilities	2,241.5	2,241.5	—
Senior unsecured notes	80.0	80.0	—
Fairfax Notes	600.0	600.0	—
Fair value adjustment on term loan credit facilities	(0.1)	(0.1)	—
Debt discount on Fairfax Notes	(146.1)	(146.1)	—
Total Long-Term Debt	$3,632.3	$3,812.3	$180.0
Other Financing Arrangements
Financing for five 11000 TEU vessels	356.8	356.8	—
Financing for two 12000 TEU vessels	168.5	168.5	—
Total Other Financing Arrangements	525.3	525.3	—
Total Long-Term Debt and Other Financing Arrangements	$4,157.6	$4,337.6	$180.0

(1)	Includes amounts owed by wholly-owned subsidiaries of Atlas, a portion of which amounts are non-recourse to Seaspan.

Our Credit Facilities

On February 28, 2020, we entered into a credit agreement for a $185.0 million credit facility (the “Bank Facility”), comprised of a revolving loan and revolving letter of credit facility in an aggregate principal amount of $50.0 million and a term loan facility in an aggregate principal amount of $135.0 million. The Bank Facility bears interest at LIBOR plus 3.5% per annum and matures on February 28, 2023.

On March 6, 2020, we entered into a credit agreement for a $100.0 million term loan credit facility, which bears interest at a fixed interest rate of 7.0% per annum and matures on March 6, 2026.

During the quarter ended March 31, 2020, the Company increased the aggregate commitment under a term loan credit facility by $100.0 million. The facility is secured by a portfolio of vessels, which also secures $1.755 billion of the Company’s other credit facilities.

We primarily use our credit facilities to finance the construction and acquisition of assets. As at March 31, 2020, our credit facilities are secured by first-priority mortgages granted on 69 of our vessels and substantially all of our power generation assets, together with other related security, such as assignments of shipbuilding contracts, assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of March 31, 2020, we had $3.6 billion outstanding under our revolving credit facilities, term loan credit facilities, senior unsecured notes and the Fairfax Notes. In addition, there is $180.0 million available to be drawn under our revolving credit facilities and term loan credit facilities. We primarily use our credit facilities to finance the construction and acquisition of assets.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 3.5% as of March 31, 2020.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.3% as of March 31, 2020.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2020.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to the third anniversary of the facility with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our assets are conducted on an “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at March 31, 2020..

Fairfax Notes

Seaspan’s 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and March 1, 2027, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in certain subsidiaries as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2020, Fairfax waived its right to call for early redemption of the outstanding 2025 Notes and 2026 Notes for their anniversary dates in 2021. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2022. The right to call for early redemption with respect to the 2027 Fairfax Notes commences for the anniversary date starting in 2022.

Our 2027 7.125% Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020, at which point we intend to exercise the call option.

In the event of certain changes in withholding taxes, at our option, we may redeem our 2027 7.125% Notes and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the 2025 Notes and the 2026 Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding.  The indenture relating to the 2027 Fairfax Notes provides Fairfax with the right to designate (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding.  Notwithstanding the foregoing, in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) of the preceding sentences is reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) of the preceding sentences is reached.

Other Financing Arrangements

Seaspan enters into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. Seaspan uses these arrangements to finance the construction and acquisition of vessels.

As of March 31, 2020, Seaspan has seven vessels under these financing arrangements, including two vessels delivered in March 2020.  As of March 31, 2020, these arrangements provided for borrowings of approximately $525.3 million. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. Seaspan is also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If Seaspan defaults under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2019 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended March 31,
	2020	2019
Net cash flows from operating activities	$130.7	$129.3
Net cash flows from financing activities	183.6	149.5
Net cash flows used in investing activities	(239.1)	(9.9)

Operating Cash Flows

Net cash flows from operating activities were $130.7 million for the quarter ended March 31, 2020, an increase of $1.4 million compared to the same period in 2019. The increase in net cash flows from operating activities was primarily due to increase in revenue from the delivery of the Six Vessels and lower interest expense, which was partially offset by dry-docking expenditures. For further discussion of changes in revenue and expenses, please read “Quarter Ended March 31, 2020 Compared with Quarter Ended March 31, 2019 – Financial Results Summary.

Financing Cash Flows

Net cash flows from financing activities were $183.6 million for the quarter ended March 31, 2020, an increase of $34.1 million in cash from financing activities, compared to the same period in 2019. The increase was primarily due to higher draws on credit facilities, offset by higher repayments of credit facilities and other financing arrangements.

Investing Cash Flows

Net cash flows used in investing activities were $239.1 million for the quarter ended March 31, 2020, an increase of cash flows used of $229.2 million compared to the same period in 2019. The increase in cash used in investing activities for the three months ended March 31, 2020 was primarily due to the purchase of three additional vessels.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended March 31, 2020, we completed eleven dry-dockings. For the remainder of 2020, we expect sixteen additional vessels to complete dry-docking.

The average age of the diesel generators and gas turbines in our power fleet is approximately ten years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all rental contracts. Since the acquisition date of APR Energy on February 28, 2020 until March 31, 2020, we have not mobilized and decommissioned any sites, respectively. For the remainder of 2020, we expect to mobilize and decommission three and five sites, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our property plant and equipment;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
•	future contract rates for our assets after the end of their existing leases agreements;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations and asset retirement obligations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2019 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid and accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended March 31,
	2020	2019
Dividends on Common shares
Declared, per share	$0.2500	$0.1250
Paid in cash	26,875	21,819
Reinvested in common shares through a dividend reinvestment plan	95	303
Accrued	30,843	—
	$57,813	$22,122
Dividends on preferred shares (paid in cash)
Series D	$2,531	$3,487
Series E	$2,793	$2,793
Series F	$—	$—
Series G	$3,998	$3,998
Series H	$4,442	$4,442
Series I	$3,000	$3,000

On March 31, 2020, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Significant Developments During the Quarter Ended March 31, 2020 —Dividends”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2019 Annual Report.

Recently adopted accounting policies

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates.

A summary of the useful lives used for calculating depreciation and amortization are as follows:

Turbines25 years

Generators15 years

Transformers15 years

The Company accounts for income taxes using the asset and liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations

Recent accounting pronouncements

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

Comparative information

Certain prior periods’ information has been reclassified to conform with current financial statement preparation.

Off-Balance Sheet Arrangements

At March 31, 2020, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2020, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;

•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the container shipping industry;
•	a major customer experiencing financial distress, particularly related to the COVID-19 pandemic;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic

•     the values of our vessels and other factors or events that trigger impairment assessments or results;

•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation;
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2019 Annual Report on Form 20-F and the Risk Factor Update in this Report on Form 6-K for the quarter ended March 31, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2020, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.0 billion. These interest rate swaps have a fair value of $70.9 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2020 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read note 9 to 11 to our consolidated financial statements included in our 2019 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2020	2021	2022	2023	2024	Thereafter
Credit Facilities(1)	$185.1	$324.0	$566.9	$468.7	$1,125.2	$479.1
Vessel Operating Leases(2)	119.5	158.5	151.8	150.9	152.4	353.3
Sale-Leaseback Facilities(3)	16.1	21.4	21.4	21.4	21.4	255.0
_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of March 31, 2020, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2020 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
5.4200%	$333,241	$333,241	September 6, 2007	May 31, 2024
1.6490%	$160,000	$160,000	September 27, 2019	May 14, 2024
0.7800%	$125,000	$125,000	March 23, 2020	March 23, 2025
0.7270%	$125,000	$125,000	March 26, 2020	March 26, 2025
1.6850%	$110,000	$110,000	November 14, 2019	May 15, 2024
5.6000%	$108,000	$108,000	June 23, 2010	December 23, 2021	(2)
1.4900%	$31,360	$31,360	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2020, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of March 31, 2020. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

Our financial and operating performance may be adversely affected by the recent outbreak of the COVID-19 virus.

The recent outbreak of the COVID-19 virus has negatively impacted, and may continue to impact negatively, global economic activity and, in particular, global transport and supply chains. This is leading to material uncertainties and lack of visibility related to the global demand for container transport and mobile power generation services, which has in turn introduced uncertainty into our operational and financial activities.

In our containership business, we may be unable to re-charter our vessels or we may find employment at lower rates or for shorter periods of time. The duration of scheduled repairs could exceed the previously calculated period, causing our vessels to remain off hire for longer periods than planned. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. It is also possible that the liner companies that charter our vessels will be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which, however, are legally binding). If the outbreak persists or if it is contained only to be followed by successive flare-ups, demand for containership services may be reduced further. This could decrease the price and number of our time charters in the future and may result in some of our vessels remaining idle for any length of time thus materially and adversely affecting our business operations.

In our APR Energy business, delays in transporting our turbines and balance of plant equipment, as well as our personnel, to project sites due to restrictions on travel or delays in customs clearance of our equipment shipped to overseas installations may result in our incurring additional costs to ensure we meet the deadline specified in the contract for the plant to start commercial operation or, if we do not meet such deadline, our becoming obligated to pay our customer the delay penalties specified under the contract.

While the global market downturn, closures and limitations on movement are expected to be temporary, the duration of the disruption to global transport and supply chains, and related financial impacts, cannot be estimated at this time. This uncertainty could have an impact in future periods on certain estimates used in the preparation of our quarterly financial results (including for the first quarter of 2020), including but not limited to impairment of goodwill and other long-lived assets, income tax provision, recoverability of inventory and hedge accounting with respect to forecasted future transactions. Should the closures and limitation on movement continue for an extended period of time or worsen, the impact on demand for our services could have a material adverse effect on our results of operations, financial condition and cash flows.

Financial distress, particularly related to the COVID-19 pandemic, or a change-in-control of one of our containership customers could have a material adverse impact on our results of operations, financial condition and cash flows.

We derive a substantial portion of our revenue from a limited number of major container liner companies which have been an integral part of our positive business results for several years. If one of our large container liner customers experiences financial distress due to the COVID-19 pandemic, bankruptcy or a change-in-control, such circumstance could likely lead to significant reductions in our revenues, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

The COVID-19 pandemic has created disruptions and turmoil in global credit and financial markets and the ongoing impacts could have a material adverse effect on our results of operations, financial condition and cash flows.

The COVID-19 pandemic has also caused, and is likely to continue to cause disruptions and turmoil in the global credit and financial markets. The volatility in the global capital markets could make it more difficult and costly for us to access capital on favorable terms to meet our liquidity needs or refinance debt obligations that are maturing thus materially affecting our financial position. The disruptions to the global credit and financial markets could also have material negative impacts on business operations and financial positions of our customers and suppliers, which may negatively impact our bookings, revenues and supply chain. If the impact of the COVID-19 pandemic on global credit financial markets continues, or worsens, it could negatively impact our business, along with the financial condition of our customers and suppliers, and it could have a material adverse impact on our results of operations, financial condition and cash flows.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

As consideration for the acquisition of the shares of APR Energy, on February 28, 2020, Atlas issued 29,891,266 common shares to the Sellers (including 22,643,659 common shares issued to Fairfax and its affiliated entities) and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The amount of Holdback Shares to be issued to the Sellers will be determined upon settlement of certain purchase price adjustments related to net debt and working capital and certain specified indemnification obligations over a period of between 90 days to five years after the date of acquisition. The acquisition agreement provides for specific settlement methods requiring cancellation of Holdback Shares or allowing the Sellers the option to settle obligations to Atlas in cash. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax, individually or together with the other Sellers may be required to compensate the Company in cash or return previously issued common shares. Fairfax may also be required to make certain other indemnifications, in cash. Any Holdback Shares that are not cancelled after the expiry of their respective assigned periods, will be issued to the Sellers, plus any accrued distributions or dividends. On the closing date of the acquisition, Atlas further issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to it at closing.

The 29,891,266 common shares issued to the Sellers as consideration for the shares of APR Energy and the775,139 common shares issued to Fairfax to settle APR Energy’s indebtedness were issued pursuant to the private placement exemption under Section 4(a)(2) of the Securities Act of 1933, as amended, and in offshore transactions pursuant to Regulation S thereunder.

Upon the closing of the APR Energy acquisition, Atlas entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sellers. The Registration Rights Agreement provide that on or prior to 75 days after the completion of the acquisition, Atlas will file a registration statement covering the resale of the Atlas common shares issued or issuable to the Sellers pursuant to the APR Energy acquisition agreement (the “Registrable Securities”). The Registration Rights Agreement further provides the Sellers with the right to demand that Atlas register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Atlas common shares initiated by Atlas or any other shareholder, subject to customary exceptions and limitations.

Atlas will not receive any proceeds from the resale of any of the Registrable Securities by the Sellers.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.